Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2006 NOV 14 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
07 November 2006

**Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934**

SUPPL

Please find hereby the last information given to our shareholders:

Press information :

- September 6th 2006
- November 3rd 2006

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

Sincerely yours.

Finance Department Manager

F. MOREAU

dlw 11/14

The Board of Directors reviews first-half 2006 accounts

CIMENTS FRANÇAIS

- **CONSOLIDATED REVENUES**: 2,156.9 MILLION EUROS (+28.8%)
- **RECURRING GROSS OPERATING PROFIT**: 603.9 MILLION (+46.7%)
- **GROSS OPERATING PROFIT**: 605.2 MILLION (+52.9%)
- **NET PROFIT FOR THE PERIOD**: 301.6 MILLION (+61.3%)
- **NET PROFIT (GROUP SHARE)**: 248.9 MILLION (+46.2%)
- **INVESTMENTS**: 315 MILLION (+116.2 MILLION)
- **FORECAST FOR 2006**: OPERATING RESULTS SET TO IMPROVE

*****

Paris, 6 September, 2006 – *On 4 September, 2006, the Board of Directors of Ciments Français, chaired by Mr Yves René Nanot, reviewed and approved the company's consolidated financial statements accounts for the six-month period ended 30 June, 2006. These accounts were prepared according to IFRS standards.*
Overall, sales increased sharply across all countries during the first half of the year, the first quarter of the year was very strong as last year was hit by adverse weather, while the second quarter proved dynamic in all regions except in the United States, which posted a slight decrease in volumes. These factors combined with a significant rise in prices drove both revenues and profits upward. Consolidated revenues for Ciments Français amounted to € 2,156.9 million (up 28.8% compared to the first half of 2005), while recurring gross operating profit hit € 603.9 million (up 46.7%) and operating profit € 451.4 million (+64.2%). Results were boosted by organic growth and efficiency improvements, as well as the consolidation over the full period of the Egyptian operations of the Suez Cement group, in addition to the full consolidation, from June 1, of India's Zuari Cement Group operations (now wholly owned).
First-half net profit for the group rose to € 248.9 million, up 46.2% against first-half 2005.
Over the first six months of 2006, the Group made investments totalling € 315 million. Industrial investments were mainly realized in European Union and North America, while the takeover of Zuari Cement and the acquisition of a stake in Turkey's Goltas Cimento are the main financial operations of the semester.

For this current fiscal year, indications emerging toward the end of the first half suggest that business may slow down in some countries where the Group operates. However, for most of the Group's geographical areas, whether in mature or emerging countries, prospects should remain positive and are not expected to be undermined by these factors. In the short term, rise in operating expenses, most notably energy costs, pose the greatest threat, and a further increase may be difficult to pass on to sales prices. In this context, and barring unforeseen events, the growth in results achieved over the first half as a result of positive trends in all businesses, including in newly-consolidated countries such as Egypt and India, should lead to a significant increase in operating results of the fiscal year. Despite the rise in finance cost and tax expenses, the Group's net profit for the period is also expected to improve.

Furthermore, the Board of Directors took note of the resignation submitted by Mr Enrico Braggiotti, whom members thanked for the services rendered during his term. To replace him, the Board co-opted Mrs Victoire de Margerie, Professor of strategic affairs and technology at the Grenoble Institute of Management, and Director of Ipsos and Bourbon, who will join Antoine Bernheim, Jean-Michel Darrois, Comte de Ribes and Marc Viénot as independent Director.
The proposal shall be examined for ratification at the next General Shareholders' Meeting.

BUSINESS TRENDS

Over the first half of the year, Ciments Français experienced growth in volumes throughout its businesses, albeit at a slower rate during the second quarter. On a comparable basis, ***cement*** sales volumes rose in all geographical areas (+7.0%). Sales volumes in ***aggregates*** also grew (+3.9%) across all geographical areas, most notably in Spain and Morocco. Growth in ***ready-mixed concrete*** (+2.2%) was driven by the European Union and Turkey, which contrasted with the slump observed in Thailand.

Sales volumes and internal transfers (1)	Cement and clinker (thousands of tonnes)			Aggregates (thousands of tonnes)			Ready-mixed concrete (thousands of m^3)		
	H1 2006	*% change vs. H1 2005*		*H1 2006*	*% change vs. H1 2005*		*H1 2006*	*% change vs. H1 2005*	
		A	B		A	B		A	B
European Union	**6,474**	+6.6	+4.5	**23,905**	+4.7	+3.5	**4,103**	+2.2	+2.0
North America	**3,407**	+2.3	+2.3	**108**	+6.8	+6.8	**73**	+1.6	+1.6
Mediterranean Rim	**9,884**	+75.6	+1.1	**1,287**	+10.8	+10.8	**1,486**	+7.2	+7.2
Asia (2)	**4,426**	+13.2	+9.7				**497**	-9.0	-9.0
Trading	**3,452**	+57.0	+57.0						
Eliminations	**(2,593)**								
Total	**25,050**	**+29.1**	**+7.0**	**25,300**	**+5.0**	**+3.9**	**6,159**	**+2.3**	**+2.2**

European Union: France, Belgium, Spain, Greece **North America:** USA, Canada **Mediterranean Rim:** Egypt, Turkey, Bulgaria, Morocco
Asia: India, Thailand, Kazakhstan
(1) amounts refer to the fully consolidated companies and to companies consolidated using the proportional consolidation method, up to the Group's share
(2) including Zuari Cement Group, fully consolidated from 1st June, 2006
A: historical - B: on a comparable basis

EUROPEAN UNION (France, Belgium, Spain, Greece)

In **France**, where the buoyant market is being driven by the residential sector, sales volumes for Ciments Calcia were on the rise. Revenues also improved thanks to an increase in average sales prices, while operating results, although higher compared to the first half of last year, was burdened down by rising operating expenses. The ready-mixed concrete business (Unibéton) also saw sales volumes grow, with higher sales prices more than offsetting the increase in operating expenses.

Belgium experienced growth on the cement market as Compagnie des Ciments Belges (CCB) sales prices followed an upward trend. In contrast, commercial pressures slowed down sales in ready-mixed concrete.

The market remained buoyant in **Spain**, where cement sales rose. In the ready-mixed concrete business, sales volumes declined at the same time as sales prices went up. Nonetheless, with the overall rise in revenues offsetting the increase in some production costs, more notably personnel expense, maintenance costs, the Group managed to achieve a satisfactory increase in results.

The **Greek** market started to turn around after the slowdown which followed the completion of large-scale construction projects for the Olympic Games. In this favourable context, sales volumes grew both in cement and ready-mixed concrete, with rising sales prices.

NORTH AMERICA (USA, Canada, Porto Rico)

On the still-buoyant **US** market, the Group achieved good growth over the first quarter, followed however by a negative second quarter. Overall, cement sales volumes over the first half of 2006 followed the general economic trend, and rose against the same period last year. Sharply rising sales prices, during the first-half, contributed to drive revenues upward.

MEDITERRANEAN RIM (Egypt, Morocco, Turkey, Bulgaria)

Egypt saw its cement market continue to grow, sustained by a dynamic residential housing sector and by infrastructure works in the tourism sector. These factors helped the Group grow its sales on the domestic market, while exports declined. Sales prices rose to offset deteriorating electricity, maintenance and personnel costs. In June, Suez Cement entered an agreement to acquire a 52% stake in a leading ready-mixed concrete company, Ready Mix Beton, thus facilitating vertical integration of the Group's operations in Egypt.

In **Morocco**, the Group expanded its sales on domestic market, where prices also improved while exports dropped. Sales volumes and prices both developed positively in the ready-mixed concrete sector.

Sales volumes on **Turkey**'s domestic market went up significantly as compared to the first half of 2005, resulting in a saturation of production capacities. Good market conditions led to a significant increase in sales prices, and also benefited the ready-mixed concrete sector which posted encouraging growth.

In **Bulgaria**, cement sales continued to expand as a result of new infrastructure and residential construction projects, leading the Group's domestic sales volumes to grow at the same pace as the general economy. Faced with sustained domestic demand, cement exports slowed down, while clinker exports, mostly dedicated to meet intragroup needs, rose sharply. Sustained by growing sales, the Group maintained its price adjustment policy throughout the first six months of the year.

ASIA (Thailand, India, Kazakhstan)

In **Thailand**, in an uncertain political context, and where a number of large construction projects were postponed, cement and ready-mixed concrete consumption were negatively impacted. As a result, the Group experienced a decline in domestic sales. This negative trend was nonetheless offset by stronger cement exports and improved sales prices, despite the effect of rising production costs, most notably in energy.

In **India**, Zuari Cement was fully consolidated starting in June; cement and clinker sales volumes posted good growth, as prices rose sharply. Results were buoyed by higher revenues, combined with a significant drop in electricity costs resulting from an agreement with a local producer with whom a new electric power plant is being built.

Demand for cement over the first half of the year rose sharply in **Kazakhstan**, notably in the booming residential sector. Shymkent Cement reported significant growth in sales volumes, combined with rising sales prices.

CEMENT TRADING

Sales of cement and clinker increased significantly during the first half, notably thanks to demand from third-party companies and an overall rise in sales prices. A substantial increase in revenues led to operating results almost doubling as compared to the first half of 2005.

ECONOMIC TRENDS

For the six months ended 30 June 2006, Ciments Français posted a consolidated **revenues** of € 2,156.9 million (up 28.8% as against the first half of 2005), as a result of an improvement in revenues in all of the Group's geographical areas. This was generated by an increase in volumes sold and an overall rise in prices, most notably in North America and Spain for the mature countries, as well as in India, Egypt, Turkey and Kazakhstan for the emerging countries. Organic growth contributed up to 16.4% while 11.2% was attributable to new consolidations (principally the full consolidation over the entire semester of Suez Cement group in Egypt and, starting June 1, 2006, that of Zuari Cement and Sri Visnu Cement in India, following the acquisition of a controlling interest in the two companies). Variations in exchange rates had an impact of 1.2%.

Revenues by business (Millions of euros)	**1st half 2006**	**1st half 2005**	**% change vs. 1st half 2005**	**% change vs. 1st half 2005 (1)**
Cement and clinker	1,495.8	1,108.7	+34.9	+19.8
Concrete/Aggregates	574.2	524.4	+9.5	+9.0
Others	86.9	41.9	+107.4	+17.0
Total	**2,156.9**	**1,675.0**	**+28.8**	**+16.4**

(1) on a comparable basis

Despite worsening operating costs (in particular variable costs), the improvement in the companies' revenues led to a significant increase in **recurring gross operating profit** up to € 603.9 million (+46.7%); **operating profit**, which was up 64.2%, reached € 451.4 million (+24.5% and +41.4% respectively, based on a comparable consolidation scope and rate of exchange).

(Millions of euros)	**Revenues**		**Recurring gross operating profit**		**Gross operating profit**		**Operating profit**	
	1st half 2006	**% change vs. 1st half 2005**	**1st half 2006**	**% change vs. 1st half 2005**	**1st half 2006**	**% change vs. 1st half 2005**	**1st half 2006**	**% change vs. 1st half 2005**
European Union	1,032.9	+10.5%	256.3	+12.1%	258.1	+12.1%	202.6	+15.9%
North America	323.9	+22.2%	73.0	+89.1%	73.0	+89.1%	49.4	+160.0%
Mediterranean Rim	533.1	+72.8%	219.5	+99.0%	219.3	+137.1%	161.5	+163.9%
Asia (*)	164.1	+29.3%	45.7	+36.0%	45.6	+34.5%	30.6	+45.0%
Trading	162.1	+66.1%	8.8	+87.2%	8.7	+85.1%	8.2	+95.2%
Others and eliminations	(59.2)	n.s.	0.6	n.s.	0.5	n.s.	(0.9)	n.s.
Total	2,156.9	+28.8%	**603.9**	**+46.7%**	**605.2**	**+52.9%**	**451.4**	**+64.2%**

European Union: France, Belgium, Spain, Greece **North America:** USA, Canada **Mediterranean Rim:** Egypt, Turkey, Bulgaria, Morocco **Asia:** India, Thailand, Kazakhstan
(*) including Zuari Cement Group, fully consolidated from 1st June 2006
n.s.: non significant

Net financial cost stood at € 49.3 million, up € 25.9 million against the first half of 2005, mostly as a result of an increase in interest paid and the consolidation of the Egyptian companies.

Net profit, after income tax expenses of € 103.5 million, was € 301.6 million (up 61.3%). Net income for the group stood at € 248.9 million (+ 46.2%) for the period.

Net cash flow from operating activities amounted to € 191.1 million, as compared to € 66.0 million for the first half of 2005.

First-half year **investments** in 2006 rose by € 116.2 million against 2005, reaching € 315 million. Investments in tangible and intangible assets were mostly concentrated in the European Union and North America, amounting to € 136.2 million (€ 125.2 million for the first half of 2005). The € 178.8 million devoted to financial investments (against 73.6 million for the first half of 2005) mostly served to acquire a 100% controlling interest in Zuari Cement in India, as well as a stake in Goltas Cimento in Turkey.

The Group's **net financial debt** as at 30 June, 2006, stood at € 1,835.4 million (up € 294.8 million as against 31 December, 2005). The increase is mainly due to financial and industrial investments made during the period, as well as to dividends paid out, albeit partly offset by the rise in cash flow).

At the end of the semester, **total equity** amounted to € 3,235.3 million (+ € 19.9 million), while the **gearing ratio** (net financial debt/total equity) stood at 56.8% (47.9% as at 31 December, 2005).

PARENT-COMPANY

As at 30 June, 2006, Ciments Français S.A. posted a **net profit** of € 304.7 million, against € 218.1 million as at 30 June 2005. A € 132.7 million profit has been recorded as a result of the write-off of perpetual notes as announced in the 2005 annual report. This operation had no tax or cash effect.

OUTLOOK

For this current fiscal year, indications emerging toward the end of the first half suggest that business may slow down in some countries where the Group operates. However, for most of the Group's geographical areas, whether in mature or emerging countries, prospects should remain positive and are not expected to be undermined by these factors. In the short term, rise in operating expenses, most notably energy costs, pose the greatest threat, and a further increase may be difficult to pass on to sales prices. In this context, and barring unforeseen events, the growth in results achieved over the first half as a result of positive trends in all businesses, including in newly-consolidated countries such as Egypt and India, should lead to a significant increase in operating results of the fiscal year. Despite the rise in finance cost and tax expenses, the Group's net profit for the period is also expected to improve.

2 attachments

ON THE INTERNET: www.cimfra.com & www.italcementigroup.com
Ciments Français
Investor Relations: Tel. +33 (0)1 42 91 76 76
Media Relations: Tel. + 33 (0)1 42 91 76 87

CIMENTS FRANÇAIS GROUP					
Income statement (in millions of euro)	**1H 2006**	**%**	**1H 2005**	**%**	**% change**
Revenues	**2,156.9**	**100.0**	**1,675.0**	**100.0**	**28.8**
Other revenues	11.1		8.7		
Change in inventories	(24.0)		(14.2)		
Capitalized work	4.2		3.6		
Goods and utilities expense	(727.1)		(543.5)		
Services expense	(469.8)		(406.5)		
Employee benefits expense	(297.2)		(269.6)		
Other operating income/(expense)	(50.2)		(41.8)		
Recurring gross operating profit	**603.9**	**28.0**	**411.7**	**24.6**	**46.7**
Other income/(expense)	1.3		(15.9)		
Gross operating profit	**605.2**	**28.1**	**395.8**	**23.6**	**52.9**
Amortization and depreciation	(154.1)		(120.7)		
Impairment	0.3		(0.2)		
Operating profit	**451.4**	**20.9**	**274.9**	**16.4**	**64.2**
Finance costs, net	(49.3)		(23.4)		
Share of results of associates	3.0		12.5		
Profit before tax	**405.1**	**18.8**	**264.0**	**15.8**	**53.5**
Income tax expense	(103.5)		(77.0)		
Net profit for the period	**301.6**	**14.0**	**187.0**	**11.2**	**61.3**
Attributable to:					
Equity holders of the parent	**248.9**		**170.3**		
Minority interest	**52.7**		**16.7**		

Appendix 2

CONSOLIDATED CONDENSED BALANCE SHEET		
ASSETS		
(in millions of euro)	**As of June 30, 2006**	**As of December 31, 2005**
Property, plant & equipment	**3, 083.3**	3,129.9
Investment property	**7.0**	7.0
Goodwill	**1, 400.1**	1,385.0
Intangible assets	**31.8**	33.0
Investment in associates	**111.1**	121.0
Other investments	**163.6**	66.8
Deferred tax assets	**17.2**	10.7
Other non-current assets	**83.9**	411.1
TOTAL NON-CURRENT ASSETS	**4, 898.0**	**5, 164.5**
Inventories	**464.3**	490.6
Trade receivables	**930.4**	719.7
Other current assets	**205.4**	168.5
Income tax assets	**15.6**	13.9
Investments and financial receivables	**0.2**	0.1
Cash and cash equivalents	**259.0**	384.7
TOTAL CURRENT ASSETS	**1, 874.9**	**1, 777.5**
TOTAL ASSETS	**6, 772.9**	**6, 942.0**

CONSOLIDATED CONDENSED BALANCE SHEET

EQUITY AND LIABILITIES		
(in millions of euro)	**As of June 30, 2006**	**As of December 31, 2005**
Share capital	**154.1**	153.8
Reserves	**1, 098.6**	1, 174.5
Treasury shares	**(62.0)**	(27.0)
Retained earnings	**1, 358.7**	1, 184.2
SHAREHOLDERS' EQUITY	**2, 549.4**	**2, 485.5**
Minority interest	**685.9**	729.9
TOTAL EQUITY	**3, 235.3**	**3, 215.4**
Interest-bearing loans and long term borrowings	**1, 507.2**	1, 577.4
Employee benefit liabilities	**121.3**	126.5
Provisions	**191.7**	200.1
Deferred tax liabilities	**298.9**	290.5
Other non-current liabilities	**15.5**	16.0
TOTAL NON-CURRENT LIABILITIES	**2, 134.6**	**2, 210. 5**
Bank overdrafts and short-term borrowings	**434.6**	517.8
Interest-bearing loans and borrowings – current portion	**151.4**	153.4
Trade payables	**451.9**	484.4
Provisions	**1.3**	1.3
Income tax liabilities	**69.8**	60.5
Other current liabilities	**294.0**	298.7
TOTAL CURRENT LIABILITIES	**1, 403.0**	**1, 516.1**
TOTAL EQUITY AND LIABILITIES	**6, 772.9**	**6, 942.0**

Press release

Ciments Français
Italcementi Group

The Board of Directors reviews the results at September 30, 2006

- **CONSOLIDATED REVENUES**: € 3,285.2 MILLION (+23.6%)
- **RECURRING GROSS OPERATING PROFIT:** € 940.8 MILLION (+33.7%)
- **OPERATING PROFIT**: € 708.2 MILLION (+43.6%)
- **CONSOLIDATED NET PROFIT FOR THE PERIOD**: € 474.4 MILLION (+43.4%)
- **GROUP NET PROFIT**: € 392.3 MILLION (+33.0%)

*****

Paris, 3 November 2006 – *On 2 November 2006, the Board of Directors of Ciments Français, chaired by Mr Yves René Nanot, reviewed and approved the company's consolidated financial statements accounts ended September 30, 2006.*
The third quarter 2006 activity confirmed the positive trend recorded in the first six months of the year, despite a lower growth rate than in the half year, which had benefited from highly favorable weather conditions and as well as of the perimeter effect linked to the consolidation of the Group's Egyptian operations.
The perimeter effect in the third quarter of 2006 is attributable to the full consolidation of Zuari Cement in India (previous at 50%) and of Helwan Cement in Egypt for the whole of the quarter (previously 2 out of 3 months). In the third quarter, Ciments Français' results increased with consolidated revenues of € 1,128.2 million (+14.9% over the same period of 2005), gross operating profit of € 337.1 million (+15.7%), and operating profit of € 256.8 million (+17.7%).
Over the first nine months, Ciments Français reported a 23.6% increase in revenues, to € 3,285.2 million, thanks to goods levels of activity in all sectors and geographical areas in which Ciments Français operates and a positive trend in sales prices. Gross operating profit and operating profit improved by 37.1% (to € 942.2 million) and 43.6% (to € 708.2 million), respectively, compared to the first nine months of 2005, despite continuing increase in operating expenses, particularly energy costs. All the countries sustained the increase in results, with the most significant contributions in absolute terms coming from France, North America, and Egypt. Moreover, growth rates were particularly high in India, Kazakhstan, Bulgaria and Greece and in Trading activity.
Consolidated net profit for the period rose to € 474.4 million (+43.4%), despite the effect of heavier finance costs and the group net profit for the period reached € 392.3 million (+33%).
Net financial debt at 30 September 2006 stood at € 1,600.4 million, compared to € 1,540.6 million at 31 December 2005.
For the current fiscal year, trends observed until now should not change significantly during the last quarter. Therefore, the projections expressed when the six-month data were approved are confirmed: the good results achieved thus far, sustained by favorable performance overall and in the new fully-consolidated areas of Egypt and India, should bring a significant improvement in operating results, barring unforeseen events. In spite of a predictable rise in finance cost and tax expenses, the consolidated net profit should register a new increase over last year.

THIRD QUARTER SITUATION

Sales volumes and internal transfers	Cement and clinker (thousands of tonnes)			Aggregates (thousands of tonnes)			Ready-mixed concrete (thousands of m³)		
	Q 3 2006	% Chg. vs. 2005		Q 3 2006	% Chg. vs. 2005		Q 3 2006	%Chg. vs. 2005	
		A	B		A	B		A	B
European Union	3,026	2.0	0.7	11,871	7.1	5.8	1,933	0.7	0.5
North America	1,955	(6.5)	(6.5)	56	(22.2)	(22.2)	54	(1.1)	(1.1)
Mediterranean Rim	5,374	8.6	1.2	775	40.7	40.7	967	8.8	8.8
Asia	2,598	32.0	11.8	323	n.s.	-	260	(2.2)	(2.2)
Trading	1,551	41.4	41.4						
Eliminations	(1,359)	n.s.	n.s.						
Total	**13,144**	**8.5**	**2.3**	**13,024**	**11.2**	**7.1**	**3,214**	**2.7**	**2.6**

European Union: France, Belgium, Spain, Greece **North America**: U.S.A., Canada **Mediterranean rim**: Egypt, Turkey, Bulgaria, Morocco **Asia**: India, Thailand, Kazakhstan
n.s.: not significant A: Historical – B: On a comparable basis

(in millions of euros)	Revenues		Recurring gross operating profit		Gross operating profit		Operating profit	
	Q3 2006	%Chg. vs. Q3 2005	Q3 2006	%Chg. vs. Q3 2005	Q3 2006	%Chg. vs. Q3 2005	Q3 2006	%Chg. vs. Q3 2005
European Union	493.1	8.7	128.1	8.4	127.9	8.1	99.0	10.0
North America	182.2	(0.3)	46.5	(5.3)	46.1	(3.0)	35.0	(7.8)
Mediterranean Rim	299.3	19.6	126.2	23.5	126.6	23.7	96.6	28.9
Asia	101.9	52.8	31.4	76.0	31.3	73.7	22.0	101.8
Cement trading	80.9	56.0	4.4	11.9	4.4	11.3	4.1	10.1
Other and eliminations	(29.3)	n.s.	0.3	n.s.	0.8	n.s.	0.1	n.s.
Total	**1,128.2**	**14.9**	**336.9**	**15.5**	**337.1**	**15.7**	**256.8**	**17.7**

European Union: France, Belgium, Spain, Greece **North America**: U.S.A., Canada **Mediterranean Rim**: Egypt, Turkey, Bulgaria, Morocco **Asia**: India, Thailand, Kazakhstan
n.s.: not significant

During the third quarter of 2006, the general trend in sales remained positive in all businesses, though growth was slower than in the first half of the year, which had benefited from highly favorable weather conditions in the first quarter and the perimeter effect linked to the full consolidation of the Group's Egyptian operations. **Revenues** increased to € 1,128.2 million (14.9% more than in the corresponding period of 2005). Results also showed an improvement: **recurring gross operating profit** and **gross operating profit** stood at € 336.9 million (+ 15.5%) and € 337.1 million (+ 15.7%), respectively, and **operating profit** reached € 256.8 million (+ 17.7%).

These improvements in results for the quarter reflect a positive trend in sales volumes and a rise in prices that enabled the Group to offset increased operating costs. In terms of gross operating profit, within the European Union, France confirmed the favorable trend recorded during the current fiscal year, and Greece showed extremely high growth rates, Belgium and Spain remaining in a stable situation. North America, affected by a fall in volumes and a negative exchange rate effect, registered declining results, whereas the emerging countries (particularly Egypt, Bulgaria, Morocco and India) and Trading activity made significant contributions.

The **net profit** for the quarter stood at € 172.8 million (+20.1%), while the **group net profit** amounted to € 143.4 million (+15.1%).

NINE-MONTH SITUATION

Sales volumes and internal transfers	Cement and clinker (thousands of tonnes)			Aggregates (thousands of tonnes)			Ready-mixed concrete (thousands of m³)		
	Jan-Sept 2006	% Chg vs 2005		Jan-Sept 2006	% Chg vs 2005		Jan-Sept 2006	% Chg vs 2005	
		A	B		A	B		A	B
European Union	9,499	5.1	3.3	35,776	5.5	4.3	6,036	1.7	1.5
North America	5,362	(1.1)	(1.1)	164	(5.2)	(5.2)	127	0.4	0.4
Mediterranean Rim	15,258	44.2	1.1	2,063	20.4	20.4	2,453	7.8	7.8
Asia	7,024	19.5	10.5	323	n.s.	-	757	(6.7)	(6.7)
Trading	5,003	51.8	51.8	-	-	-	-	-	-
Eliminations	(3,953)	n.s.	n.s.	-	-	-	-	-	-
Total	**38,194**	**21.2**	**5.3**	**38,325**	**7.0**	**4.9**	**9,373**	**2.4**	**2.3**

European Union France, Belgium, Spain, Greece **North America**: U.S.A., Canada **Mediterranean Rim**: Egypt, Turkey, Bulgaria, Morocco **Asia**: India, Thailand, Kazakhstan
n.s.: not significant A: Historical – B: On a comparable basis

In the January-September 2006 period, all the group business lines registered improved sales volumes. In particular, the volume of **Cement and clinker,** even on like-for-like basis, registered growth in all the macro-areas except North America for which the volumes decreased during the third quarter. Growth was strong in Trading activity and in all the Asian countries, including Thailand thanks to exports. In the European Union, growth was sustained in France and Greece.
In the **aggregates** sector, all the main markets in which Ciments Français operates registered improvements, with significant contributions from Spain, France and Morocco.
In **ready-mixed concrete,** volumes growth was driven in the European Union by the strong performance of France and Greece, against a decline in the other countries. On the Mediterranean Rim, the strongest growth was achieved by Turkey and Morocco.

(in millions of euros)	Revenues		Recurring gross operating profit		Gross operating profit		Operating profit	
	Jan-Sept 2006	% Chg vs2005	Jan-Sept 2006	% Chg vs2005	Jan-Sept 2006	% Chg vs2005	Jan-Sept 2006	% Chg vs2005
European Union	1,526.0	9.9	384.4	10.8	386.0	10.8	301.6	13.9
North America	506.1	13.0	119.5	36.2	119.1	38.2	84.4	48.2
Mediterranean Rim	832.5	49.0	345.8	62.7	345.9	77.6	258.2	89.7
Asia	266.0	37.4	77.1	50.0	76.9	47.9	52.6	64.4
Cement trading	243.0	62.7	13.2	52.8	13.2	52.1	12.3	54.8
Others and eliminations	(88.3)	n.s.	0.9	n.s.	1.1	n.s.	(0.9)	n.s.
Total	**3,285.2**	**23.6**	**940.9**	**33.7**	**942.2**	**37.1**	**708.2**	**43.6**

European Union France, Belgium, Spain, Greece North America: U.S.A., Canada Mediterranean Rim: Egypt, Turkey, Bulgaria, Morocco Asia: India, Thailand, Kazakhstan
n.s.: not significant

In the <u>first nine months</u> of the year, Ciments Français recorded a 23.6% increase in **consolidated revenues** to € 3,285.2 million, 15.3% attributable to the growth in business and 8.3% to the enlarged scope of consolidation, with integration of the operations of Suez Cement (from 1 April 2005) and Helwan (from 1 August 2005) in Egypt and the full-line consolidation of Zuari Cement in India (from 1 June 2006).
Business growth in all the countries, combined with a general rise in sales prices, boosted **recurring gross operating profit** to € 940.8 million (+33.7%), **gross operating profit** to € 942.2 million (+37.1%), and **operating profit** to € 708.2 million (+43.6%). In absolute terms, the most significant contributions to gross operating results came from France, North America, and Egypt. Particularly high growth rates were also recorded in India, Kazakhstan, Bulgaria, and Greece and in Trading activities.
Net profit for the period rose by 43.4% to € 474.4 million, while **group net profit** was equal to € 392.3 million (+ 33%).
At 30 September 2006, **net financial debt** stood at € 1,600.4 million, versus € 1,540.6 million at 31 December 2005. **Gearing** (net financial debt/equity) dropped to 47% from 57% at 30 June and 48% at 31 December 2005.

<u>OUTLOOK</u> - For the current fiscal year, trends observed until now should not change significantly during the last quarter. Therefore, the projections expressed when the six-month data were approved are confirmed: the good results achieved thus far, sustained by favorable performance overall and in the new fully-consolidated areas of Egypt and India, should bring a significant improvement in operating results, barring unforeseen events. In spite of a predictable rise in finance cost and tax expenses, the consolidated net profit should register a new increase over last year.

*The consolidated results for the third quarter of 2006 of Ciments Français and parent company Italcementi will be illustrated during a **conference call** to be held on Monday, 6 November, at 3:30 p.m. The presentation will be available by telephone or web streaming on the italcementigroup.com and cimfra.com websites. Further details are available on those websites.*

ON THE INTERNET: www.cimfra.com & www.italcementigroup.com
Ciments Français
Investor Relations: Tel. +33 (0)1 42 91 76 76
Media Relations: Tel. + 33 (0)1 42 91 76 87

Appendixes

Ciments Français Group					
Income statement (in millions of euros)	**Third quarter 2006**	**%**	**Third quarter 2005**	**%**	**Change %**
Revenues	**1,128.2**	100.0	**982.1**	100.0	14.9
Other revenues	3.2		2.9		
Change in inventories	7.4		(2.5)		
Capitalized work	2.4		5.2		
Goods and utilities expense	(403.9)		(326.5)		
Services expense	(231.9)		(211.2)		
Employee benefits expense	(143.3)		(137.7)		
Other operating income/(expense)	(25.2)		(20.5)		
Recurring gross operating profit	**336.9**	29.9	**291.8**	29.7	15.5
Other income/(expense)	0.2		(0.5)		
Gross operating profit	**337.1**	29.9	**291.3**	29.7	15.7
Amortization and depreciation	(80.0)		(73.0)		
Impairment	(0.3)		(0.1)		
Operating profit	**256.8**	22.8	**218.2**	22.2	17.7
Finance costs. net	(22.4)		(16.9)		
Share of results of associates	3.5		3.1		
Profit before tax	**237.9**	21.1	**204.4**	20.8	16.4
Income tax expense	(65.1)		(60.5)		
Net profit for the period	**172.8**	15.3	**143.9**	14.6	20.1
Attributable to:					
Equity holders of the parent	**143.4**		124.6		
Minority interest	**29.4**		19.3		

Ciments Français Group					
Income statement (in millions of euros)	**Jan-Sept 2006**	**%**	**Jan-Sept 2005**	**%**	**Change %**
Revenues	**3,285.2**	100.0	**2,657.2**	100.0	23.6
Other revenues	14.3		11.6		
Change in inventories	(16.7)		(16.8)		
Capitalized work	6.7		8.8		
Goods and utilities expense	(1,131.0)		(870.0)		
Services expense	(701.7)		(617.7)		
Employee benefit expense	(440.5)		(407.3)		
Other operating income (expense)	(75.5)		(62.3)		
Recurring gross operating profit	**940.8**	28.6	**703.5**	26.5	33.7
Other income (expense)	1.4		(16.4)		
Gross operating profit	**942.2**	28.7	**687.1**	25.9	37.1
Amortization and depreciation	(233.9)		(193.7)		
Impairments	(0.1)		(0.3)		
Operating profit	**708.2**	21.6	**493.1**	18.6	43.6
Finance costs, net	(71.7)		(40.3)		
Share of results of associates	6.6		15.6		
Profit before tax	**643.1**	19.6	**468.4**	17.6	37.3
Income tax expense	(168.7)		(137.6)		
Net profit for the period	**474.4**	14.4	**330.8**	12.5	43.4
Attributable to:					
Equity holders of the parent	**392.3**		294.8		
Minority interest	**82.1**		36.0		

Financial position (in millions of euros)	**09/30/2006**	**06/30/2006**	**12/31/2005**
Net debt	1,600.4	1,835.4	1,540.6
Total shareholders' equity	3,406.4	3,235.3	3,215.4